

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2013

Via E-mail
Mr. James Lipham
Chief Financial Officer
Total Systems Services, Inc.
One TSYS Way
Columbus, GA 31901

      Re: Total Systems Services, Inc.
               Form 10-K for Fiscal Year Ended December 31, 2012
               Filed February 26, 2013
               Form 8-K Filed May 8, 2013
               File No. 001-10254

Dear Mr. Lipham:

      We have reviewed your letter dated April 29, 2013 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 16, 2013.

Form 10-K for Fiscal Year Ended December 31, 2013

Exhibit 13.1

Results of Operations, page 11

1.   We note your response to our prior comments 1 and 2. Please tell us your consideration to include the additional information about your value added products and services in the next Form 10-Q filing. Considering these items generate over half of the company's revenue, it would seem beneficial for investors to have a better understanding of the products and services that you offer in addition to your core processing services. Further, since you use revenue derived from value added products and services, customer

programming and licensing arrangements to analyze this part of your business, tell us whether you considered disaggregating such amounts in your disclosures. In this regard, consider disclosing which of the value added products and services generate the most revenue, noting the related percentage impact. Please provide us with the revised draft disclosures that you will include in your next Form 10-Q filing.

2.   Based on the information provided in your response to prior comment 3, it appears that, on average, only 28% of your AOFs were active during fiscal 2012. It would seem that this information could be useful to investors in better understanding what portion of your total AOFs are contributing to the generation of revenue. Please further explain why you do not believe disclosing the number of active and inactive accounts would be beneficial to investors.

Form 8-K Filed May 8, 2013

3.   We note that you incorporated by reference into this filing, the financial statements of NetSpend Holdings Inc. included in their Form 10-K for the year ended December 31, 2012 and Form 10-Q for the quarter ended March 31, 2013. Pursuant to Rule 12b-23(a)(3) of the Exchange Act you may incorporate the acquired company's financial statements into your Form 8-K provided you include copies of the pertinent pages of the Form 10-K and Form 10-Q as exhibits to the Form 8-K. We refer you also to the guidance in Section 234.01 of the Exchange Act Rules' Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/exchangeactrules-interps.htm. Please amend your Form 8-K accordingly or tell us why you believe such amendment is not necessary.

You may contact Melissa Kindelan, Staff Accountant at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief